SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                  Nanogen, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    630075109
                                 (CUSIP Number)


                               September 19, 2003
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630075109

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Langley Partners, L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power         -0-
Beneficially Owned      (6)     Shared Voting Power       1,477,500 (see Item 4)
by Each Reporting       (7)     Sole Dispositive Power    -0-
Person With             (8)     Shared Dispositive Power  1,477,500 (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,477,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         5.9% (1)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------
------------------------
(1) All percentages herein are based upon 25,026,451 issued and outstanding shares of Common Stock.

CUSIP No. 630075109

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Langley Management, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power         -0-
Beneficially Owned      (6)     Shared Voting Power       1,477,500 (see Item 4)
by Each Reporting       (7)     Sole Dispositive Power    -0-
Person With             (8)     Shared Dispositive Power  1,477,500 (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,477,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         5.9% (1)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------
------------------------
(1) All percentages herein are based upon 25,026,451 issued and outstanding shares of Common Stock.

CUSIP No. 630075109

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Langley Capital, LLC
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power         -0-
Beneficially Owned      (6)     Shared Voting Power       1,477,500 (see Item 4)
by Each Reporting       (7)     Sole Dispositive Power    -0-
Person With             (8)     Shared Dispositive Power  1,477,500 (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,477,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         5.9% (1)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         OO
--------------------------------------------------------------------------------
------------------------
(1) All percentages herein are based upon 25,026,451 issued and outstanding shares of Common Stock.

CUSIP No. 630075109

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Jeffrey Thorp
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power         -0-
Beneficially Owned      (6)     Shared Voting Power       1,477,500 (see Item 4)
by Each Reporting       (7)     Sole Dispositive Power    -0-
Person With             (8)     Shared Dispositive Power  1,477,500 (see Item 4)
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,477,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         5.9% (1)
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------
------------------------
(1) All percentages herein are based upon 25,026,451 issued and outstanding shares of Common Stock.

Item 1(a).        Name of Issuer:

                  Nanogen, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10398 Pacific Center Court
                  San Diego, CA 92121

Item 2(a).        Name of Persons Filing:

                  (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC and (iv) Jeffrey Thorp ("Thorp", together with Langley L.P., Langley Management, LLC and Langley Capital, LLC, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office:

                  For each Reporting Person:

                  535 Madison Avenue
                  7th Floor
                  New York, NY 10022.

Item 2(c).        Citizenship:

                  See row 4 of each Reporting Persons' cover page.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.001 par value per share, of the Company

Item 2(e).        CUSIP Number:

                  630075109

Item 3.           Not applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)      Amount beneficially owned:

                           1,477,500 shares of Common Stock as follows: (i) 750,000 shares of Common Stock are owned of record by Langley L.P., (ii) 390,000 shares of Common Stock issuable to Langley L.P. upon exercise of the six month warrants (the "Six Month Warrants") to purchase Common Stock of the Company expiring on March 19, 2004, (iii) 187,500 shares of Common Stock issuable to Langley L.P. upon exercise of the one year warrants (the "One Year Warrants") to purchase Common Stock of the Company expiring on September 19, 2004 and (iv) 150,000 shares of Common

                           Stock issuable to Langley L.P. upon exercise of the five year warrants (the "Five Year Warrants") to purchase Common Stock of the Company expiring on September 19, 2008.

                           Langley Capital, LLC is the general partner of Langley L.P. Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock owned of record by Langley L.P. This statement on
                           Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Langley L.P.) is the beneficial owner of the Common Stock covered by this statement.

                  (b)      Percent of class:

                           5.9% of the total outstanding shares of Common Stock. This percentage is based upon 25,026,451 shares of Common Stock issued and outstanding, which number is calculated by adding (i) 22,177,739 (the number of shares of Common Stock reported on the Form 10-Q for the period ended June 30, 2003), (ii) 2,121,212 (the number of shares of Common Stock issued to certain purchasers (including Langley L.P.) as reported on Form 8-K dated September 17, 2003), (iii) 390,000 (the number of shares of Common Stock issuable to Langley L.P. upon exercise of the Six Month Warrants), (iv) 187,500 (the number of shares of Common Stock issuable to Langley L.P. upon exercise of the One Year Warrants) and (v) 150,000 (the number of shares of Common Stock issuable to Langley L.P. upon exercise of the Five Year Warrants).

                  (c)      Number of shares to which each Reporting Person has:

                           (i)      Sole power to vote or direct the vote: -0-

                           (ii)     Shared power to vote or direct the vote:
                                    1,477,500

                           (iii) Sole power to dispose or to direct the disposition of: -0-

                           (iv) Shared power to dispose of or direct the disposition of: 1,477,500

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of a Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 24, 2003


                                   LANGLEY PARTNERS, L.P.

                                   By:  LANGLEY MANAGEMENT, LLC,
                                        as General Partner


                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   By:  LANGLEY CAPITAL, LLC,
                                        as General Partner


                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   LANGLEY MANAGEMENT, LLC


                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   LANGLEY CAPITAL, LLC


                                   By:  /s/ Jeffrey Thorp
                                        ---------------------------------------
                                        Jeffrey Thorp, Manager



                                   /s/ Jeffrey Thorp
                                   --------------------------------------------
                                   Jeffrey Thorp